SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                      INTERNATIONAL NURSING SERVICES, INC.
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                                (Name of Issuer)

                          Common Stock, $.001 par value
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                         (Title of Class of Securities)

                                    460093404
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                                 (CUSIP Number)

                               Rabbi Nusyn Ehrlich
                   3814A 15th Avenue, Brooklyn, New York 11218
                                  718-854-3532
                                  ------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 20, 1996
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-I(b)(3) or (4), check the following box [ ]

         Check the following box if a fee is being paid with the statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

         NOTE: Six copies of this statement, including all exhibits should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 4 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                    Schedule 13D
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CUSIP No. 460093404                   13D                      Page 2 of 4 Pages
          ---------

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Congregation Ahavas Tzedokkah Vachesed, Inc.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
         WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                      [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                                    New York

                           7.       SOLE VOTING POWER

  NUMBER OF                         13,661
    SHARES
 BENEFICIALLY              8.       SHARED VOTING POWER
   OWNED BY                         -0-
     EACH
  REPORTING                9.       SOLE DISPOSITIVE POWER
 PERSON WITH                        309,661

                           10.      SHARED DISPOSITIVE POWER
                                    -0-

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    309,661

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    5.14%

14.      TYPE OF REPORTING PERSON*
                                    CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                               Page 3 of 4 Pages

         This statement constitutes Amendment No. 2 to the statement on Schedule 13D of Congregation Ahavas Tzedokkah Vachesed, Inc. (the "Congregation") filed with the Securities and Exchange Commission on November 6, 1996 (the "Original Statement"), as amended on December 3, 1996 ("Amendment No. 1"). All defined terms hereunder have the meanings set forth in the Original Statement. This Amendment No. 2 reflects certain material changes in the information set forth in the Original Statement and Amendment No. 1, as follows:

Item 5.  Interest in Securities of the Issuer.

         (a) The Congregation beneficially owns 309,661 shares of the Company's Common Stock of which 296,000 shares are issuable upon the conversion and exercise, as the case may be, of certain Preferred Stock and Warrants, assuming that the Conversion Price as of the date of this filing is $1.25. The Congregation's shares represent 5.14% of the total shares outstanding, assuming all Preferred Stock and Warrants are converted and exercised, as the case may be, and the total number of outstanding shares is 5,729,976 prior to such conversion and exercise.

         (c) The following sale transactions were effected by the Congregation during the past sixty days:

                   Purchase or
Date                  Sale               Amount             Price per Share
----                  ----               ------             ---------------

12/10/96              Sale               18,000                 1.03125
12/20/96              Sale               43,000                 1.03125

         On January 9, 1997, the Congregation converted 1 share of Preferred Stock, including all accrued dividends, into 13,661 shares of Common Stock, at a conversion price of $0.75 per share.

                                                               Page 4 of 4 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 27, 1997

                                    Congregation Ahavas Tzedokkah Vachesed, Inc.

                                    By: /s/ Rabbi Nusyn Ehrlich
                                       -----------------------------------------
                                       Rabbi Nusyn Ehrlich, Secretary